

July 16, 2013

Via E-mail
Mr. Daniel T. Smith
Vice President and Chief Financial Officer
Oil-Dri Corporation of America
410 North Michigan Avenue, Suite 400
Chicago, IL 60611

> **RE:** **Oil-Dri Corporation of America**
> **Form 10-K for the Year ended July 31, 2012**
> **Filed October 11, 2012**
> **Form 10-Q for the Quarter ended April 30, 2013**
> **Filed June 7, 2013**
> **File No. 1-12622**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended July 31, 2012

Item 8 – Financial Statements and Supplementary Data, page 37

Note 1 – Summary of Significant Accounting Policies, page 42

1. Please supplementally quantify for us both the amount of stripping costs included within cost of sales during the periods presented and the amount of capitalized mining assets as of each period presented. Please also consider disclosing this information in future filings to enhance transparency for investors.

Note 3 – Operating Segments, page 47

2. We note that in your March 13, 2013 earnings conference call with investors, management made reference to historical revenue results for specific products. In particular, management described the revenues associated with two different cat litter products for the 12 week and 52 week periods ended March 31, 2013 compared to the prior year periods. Furthermore, your MD&A on page 26 also describes percentage increases in various product lines including cat litter and agricultural and horticultural products. In light of these statements made during the earnings call and your MD&A disclosures, please help us understand why you believe that it is impracticable to disclose revenues by product line. Please refer to ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief